Bill Oberndorf
Chairman of the Board of Directors
Voyager

Re: My Resignation

I am writing to inform you of my decision to resign from the Board of Directors of Voyager and the Compensation Committee, effective immediately. The responsibilities at my current employer are requiring more of my time which will result in me not having the time to serve as a member of Voyager's Board of Directors.

I have truly enjoyed my tenure with the company and I wish you and the company continued success in the future. If I can be of any assistance, please do not hesitate to call.

Sincerely,

/s/ Todd Nelson
Todd Nelson

Cc: Todd Buchardt
Richard Surratt

Resignation

I, Todd Nelson, hereby resign as director of the Board of Directors of Voyager and its Compensation Committee, effective February 7, 2008.

/s/ Todd Nelson
Todd Nelson